Exhibit 99.2

AERCAP HOLDINGS N.V.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given of the extraordinary general meeting of shareholders of AerCap Holdings N.V. (the “Company”) to be held on Thursday February 13, 2014 at 9:30 a.m. (Amsterdam time) at the offices of the Company at AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands (the “Meeting”).

The agenda for the Meeting, including proposals made by the Board of Directors, is as follows:

1.	Opening.
2.
Approval pursuant to Article 2:107a Dutch Civil Code and article 16.7 of the Company’s articles of association in relation to the anticipated acquisition of International Lease Finance Corporation (voting item).

3.	(a) Conditional appointment of Mr. Robert H. Benmosche as non-executive director for a period of four years (voting item).
(b) Conditional appointment of Mr. David L. Herzog as non-executive director for a period of four years (voting item).
4.	(a) Re-appointment of Mr. Robert G. Warden as non-executive director for a period of four years (voting item).
(b) Re-appointment of Mr. Richard M. Gradon as non-executive director for a period of four years (voting item).
(c) Re-appointment of Mr. Paul T. Dacier as non-executive director for a period of four years (voting item).
(d) Re-appointment of the Company’s Chief Executive Officer, Mr. Aengus Kelly, as executive director for a period of four years (voting item).
5.	Conditional approval new equity incentive plan Board of Directors (the “New Equity Plan”) (voting item).
6.	(a) Amendment to the Company’s articles of association (article 24) (voting item).

(b)  Designation of each of the Company’s directors and each (candidate) civil law notary and lawyer at NautaDutilh N.V. to implement the amendment to the Company’s articles of association (voting item).

7.	Questions.
8.	Closing.

Copies of the agenda for the Meeting stating the topics to be considered, including the proposed amendment to the Company’s articles of association, and other meeting documents can be obtained free of charge by shareholders, others entitled to attend the Meeting and their respective representatives until the close of the Meeting at the offices of the Company and at Broadridge Corporate Issuer Solutions, Inc., the Company’s transfer agent, at 1155 Long Island Avenue, Edgewood, NY, 11717, U.S.A. and are also available free of charge during the Meeting. Copies of these documents are also available on the Company’s website (www.aercap.com).

The Board of Directors has determined that only shareholders who are shareholders on January 16, 2014 at the close of trading of the New York Stock Exchange (the “Record Date”) and who are registered in one of the Company’s shareholders’ registers on that date, or have a valid proxy from such a shareholder, may attend and vote at the Meeting.

For the convenience of the Company’s shareholders, the Company will mail this notice of the Meeting, an invitation letter from our Chairman and our Chief Executive Officer, an explanation to the agenda, the draft deed of amendment including the proposed amendment to the Company’s articles of association, the draft New Equity Plan and the shareholders’ circular concerning the acquisition of International Lease Finance Corporation, together with a proxy form (the “Proxy Materials”) to shareholders who are registered in the Company’s shareholders’ registers and to beneficial holders of the Company’s ordinary shares who hold their shares indirectly through the Depositary Trust Company (collectively, the “Investors”), who owned their registered or beneficial shares (collectively, the “Shares”) on December 20, 2013 at the close of trading of the New York Stock Exchange. This mailing will allow Investors more time to read and consider the Proxy Materials. However, such Investors’ votes will not count unless they are Investors on the Record Date.

The Company will make a second distribution of the Proxy Materials on the Record Date to Investors who acquired their Shares after December 20, 2013 at the close of trading of the New York Stock Exchange, to ensure that all Investors who own the Shares on the Record Date have an opportunity to vote.

In both cases, Investors who receive the Proxy Materials should vote promptly after they receive the Proxy Materials in accordance with the voting instructions contained in the Proxy Materials to allow sufficient time for the proxies to be received and tabulated.

Investors wishing to exercise their meeting rights by submitting a proxy must return the proxy contained in the Proxy Materials in accordance with the instructions set forth therein no later than 5:00 p.m. (New York time) on February 6, 2014. Investors wishing to exercise their meeting rights in person must (i) notify the Company by submitting an e-mail stating their name and the number of Shares they hold to the Company’s e-mail address at shareholdersmeeting@aercap.com no later than 5:00 p.m. (New York time) on February 6, 2014 and (ii) in the case of any shares beneficially owned, provide the Company with appropriate evidence of beneficial ownership of and authority to vote such shares no later than 5:00 p.m. (New York time) on February 6, 2014.

Access to the Meeting by an Investor or proxy holder is permitted after verification of personal identification.

For further information please see www.aercap.com.

Requests for information can also be sent to:
Shareholdersmeeting@aercap.com

The Board of Directors

December 24, 2013